AB 3/5

[redacted]

09058424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 46418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus International Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 CANAL STREET, 2nd FLOOR
(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bob McMahon (212) 732-8025, Ext.160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

354 EISENHOWER PARKWAY	LIVINGSTON	NEW JERSEY	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Sung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus International Capital Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOM GOODMAN
Notary Public, State of New York
No. 01GO6194877
Qualified in New York County
Commission Expires Oct. 14, 2012

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABACUS INTERNATIONAL CAPITAL CORP.
SEC ID No. 8-46418

FINANCIAL STATEMENTS
December 31, 2008 and 2007

ABACUS INTERNATIONAL CAPITAL CORP.
New York, New York

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Abacus International Capital Corp.
New York, New York

We have audited the accompanying statements of financial condition of Abacus International Capital Corp. (the "Company"), a wholly-owned subsidiary of Abacus Federal Savings Bank, as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic 2008 financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 24, 2009

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and due from banks	$ 318,831	$ 284,704
Deposits with clearing organization	15,000	145,591
Investment securities at fair value	7,839	14,847
Receivable from the Parent Company	22,236	-
Prepaid expenses and other assets	17,445	18,823
Total assets	$ 381,351	$ 463,965
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$ 6,185	$ 8,300
Payable to the Parent Company	23,742	-
Accrued expenses and other liabilities	29,927	8,300
Stockholder's equity		
Common stock, no par, 200 shares authorized, issued and outstanding	500	500
Additional paid in capital	964,375	964,375
Deficit	(613,451)	(509,210)
Total stockholder's equity	351,424	455,665
Total liabilities and stockholder's equity	$ 381,351	$ 463,965

See accompanying notes to financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENTS OF OPERATIONS
Years ended December 31, 2008 and 2007

	2008	2007
Revenue		
Commissions	$ 51,720	$ 42,392
Interest and dividends	5,939	9,064
FINRA special payment	-	35,000
	57,659	86,456
Expenses		
Compensation and benefits	80,340	78,991
Occupancy expenses	86,323	85,903
Floor brokerage, exchange and clearance fees	29,199	20,526
Insurance	16,727	16,473
Professional fees	4,750	39,885
Dues and subscriptions	3,889	7,119
Quotes	2,069	1,793
Other operating	23,889	15,023
	247,186	265,713
Loss before income taxes	(189,527)	(179,257)
Income tax benefit	(85,286)	(81,000)
Net loss	$ (104,241)	$ (98,257)

See accompanying notes to financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Deficit	Total
Balance, January 1, 2007	$ 500	$ 914,375	$ (410,953)	$ 503,922
Net loss	-	-	(98,257)	(98,257)
Capital contribution by the Parent Company	-	50,000	-	50,000
Balance, December 31, 2007	500	964,375	(509,210)	455,665
Net loss	-	-	(104,241)	(104,241)
Balance, December 31, 2008	$ 500	$ 964,375	$ (613,451)	$ 351,424

See accompanying notes to financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net loss	$ (104,241)	$ (98,257)
Adjustments to reconcile net income (loss) to net cash used in operating activities		
(Increase) decrease in operating assets		
Deposits with clearing broker	130,591	(37,476)
Receivable from the Parent Company	(22,236)	260,371
Realized (gain) loss on the change in fair value of investments	7,008	(5,610)
Prepaid assets	1,378	32,984
Increase (decrease) in operating liabilities		
Accrued expenses and other liabilities	21,627	(125,837)
Net cash provided by operating activities	34,127	26,175
Cash flows from financing activities		
Stockholder's contribution	-	50,000
Net cash provided by financing activities	-	50,000
Net change in cash	34,127	76,175
Cash and due from banks at beginning of year	284,704	208,529
Cash and due from banks at end of year	$ 318,831	$ 284,704

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers. Beginning in 2008, the Company clears its securities transactions on a fully-disclosed basis through Sterne, Agee & Leach, Inc. (Sterne Agee). Previously, the Company's clearing broker-dealer was Pershing LLC, a subsidiary of the Bank of New York.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Securities transactions are cleared through Sterne Agee pursuant to an agreement between the Company and Sterne Agee. Customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because Sterne Agee, as defined by such rules, carries all customer accounts.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Parent Company allocates certain expenses, primarily occupancy expenses, based on relative square footage of space occupied by the Company in the Parent Company's facilities. Such allocation is an estimate and actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments With Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Such margin accounts had a balance of $ 38,232 and $24,764 at December 31, 2008 and 2007.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, this financial guarantee would be recorded at fair value in accordance with FASB Interpretation 45.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for marketable securities, approximate their fair value because of the short maturity of the instruments. Marketable securities owned during December 31, 2008 and 2007, were carried at fair value with changes in fair value included in earnings.

Concentrations of Credit Risk: As of December 31, 2008 and 2007, the Company had concentrations of credit risk with depository institutions in the form of bank accounts and clearing deposits. Management believes there is no significant risk of loss on these financial instruments. Amounts due from unaffiliated depository institutions at years ended December 31, 2008 and 2007, were $321,087 and $306,587.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax liability among the participants generally in proportion to their contribution to the consolidated taxable income amounts.

Income tax expense (benefit) is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157*. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), issued July 2006, was effective as of January 1, 2007. The Company has elected to defer adoption of FIN 48, in accordance with the provisions of FASB Staff Position No. FIN 48-3, which permits certain nonpublic enterprises to delay adoption until fiscal years beginning after December 15, 2008. Upon adoption of FIN 48, the Company will recognize a tax benefit only if it is more likely than not the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized will be the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit will be recorded. Currently, the Company has no contingencies associated with certain tax positions.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

During December 2007, the Company entered into a fully-disclosed clearing agreement with Sterne, Agee & Leach, Inc. (Sterne Agee) whereby customer accounts are cleared and carried by Sterne Agee. In accordance with that agreement, the Company deposited $15,000 into a security deposit account with them.

Prior to engaging Sterne Agee, the Company had a fully-disclosed clearing agreement with Pershing LLC, a subsidiary of the Bank of New York. During 2007, the Company provided written notice to Pershing LLC that it would be terminating the agreement without cause. The Company completed the transition from Pershing LLC to Sterne Agee in January 2008.

(Continued)

NOTE 3 - INCOME TAXES

Income tax expense (benefit) for 2008 and 2007 were as follows:

	2008	2007
Current	$ (82,134)	$ (83,524)
Deferred	(3,152)	2,524
	$ (85,286)	$ (81,000)

The difference between the expected income tax expense (computed by applying the U.S. Federal corporate income tax rate of 34% to earnings before income taxes) for the years ended December 31, 2008 and 2007, respectively, and the reported income tax expense was as follows:

	2008	2007
Federal income taxes at statutory tax rates	$ (64,439)	$ (60,947)
State and local income taxes, net of related federal benefit	(20,847)	(20,053)
	$ (85,286)	$ (81,000)

NOTE 4 - RELATED PARTIES

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the overhead and administrative costs. The amounts of $98,778 and $97,450 were allocated to the Company in 2008 and 2007, respectively.

In the ordinary course of business, the Company enters into transactions with the Parent Company and affiliates. Balances relating to such transactions were as follows:

	2008	2007
Assets		
Cash	$ 12,743	$ 123,708
Receivable from the Parent Company	22,236	-
	$ 34,979	$ 123,708

(Continued)

NOTE 4 - RELATED PARTIES (Continued)

	2008	2007
Liabilities		
Accounts payable and accrued expenses	$ 23,742	$ -
Income taxes payable	-	-
	$ 23,742	$ -
Operating expenses		
Communication and data processing	$ 2,160	$ 5,634
Occupancy	86,323	85,903
Other	10,295	5,913
	$ 98,778	$ 97,450

The Company subleases office space from the Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The lease expires in April of 2016. Future minimum lease payments were as follows:

2009	$ 52,500
2010	52,500
2011	55,000
2012	56,250
2013	56,250
Thereafter	131,250
	$ 403,750

NOTE 5 - FAIR VALUE

Statement 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

(Continued)

NOTE 5 - FAIR VALUE (Continued)

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of trading securities and securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Assets and Liabilities Measured on a Recurring Basis: Assets and liabilities are measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements At December 31, 2008 Using		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Investment securities	$ 7,839	$	$

NOTE 6 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*, under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company's net capital as defined by Rule 15c3-1 totaled $302,523 and $301,402, respectively, which was $297,523 and $296,402 in excess of its minimum net capital requirement of $5,000.

SUPPLEMENTARY INFORMATION

ABACUS INTERNATIONAL CAPITAL CORP.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2008

Total stockholder's equity	$ 351,424
Deductions and/or charges	
Net office furniture and equipment and prepaid	17,326
Other nonallowable assets	30,099
	47,425
Net capital before haircuts on securities	303,999
Haircuts on securities	1,476
Net capital	$ 302,523
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 6,185
Payable to the Parent Company	23,742
Total aggregate indebtedness	$ 29,927
Aggregate indebtedness to net capital	$ .10
Computation of basic net capital requirement	
Minimum net capital required - greater of 6.67% of total aggregate indebtedness or $5,000	$ 5,000
Net capital	302,523
Excess net capital	$ 297,523
Net capital per computation contained in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$ 302,523

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-1 included in the FOCUS Report filed by the Company dated December 31, 2008.

ABACUS INTERNATIONAL CAPITAL CORP.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2008

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Abacus International Capital Corp.
New York, New York

In planning and performing our audit of the financial statements of Abacus International Capital Corp. (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

(Continued)

This report is intended solely for the information and use of the Company, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 24, 2009